SEC FILE NUMBER
001-10410
CUSIP NUMBER
127686103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K or 10-KSB ☐Form 20-F ☐Form 11-K ☐Form 10-Q or 10-QSB
☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Caesars Entertainment Corporation
Full name of registrant
N/A
Former name if applicable
One Caesars Palace Drive
Address of principal executive office (street and number)
Las Vegas, NV 89109
City, state and zip code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Caesars Entertainment Corporation (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2014 (the “Form 10-K”). The Company experienced unanticipated delays in compiling certain necessary information to complete its audit and to prepare a complete filing of its Form 10-K in a timely manner. The Company has issued a press release regarding its results for the year ended December 31, 2014, and we do not expect any material changes to the financial results from the press release to be reflected in the Form 10-K when filed. The Company intends to file the Form 10-K within the fifteen day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric Hession	(702)	407-6000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
In the Company’s earnings release issued on March 2, 2015 and furnished as an exhibit to its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2015, (i) for 2014, the Company reported a net loss attributable to Caesars of $2,771 million ($19.45 per fully diluted common share) on revenue of $8,516 million, and (ii) for 2013, the Company reported a net loss attributable to Caesars of $2,948 million ($22.93 per fully diluted common share) on revenue of $8,220 million, reflecting the presentation of discontinued operations of Golden Nugget, Harrah’s Tunica, and Showboat Atlantic City.
The foregoing statements about the anticipated timing of the filing of the Annual Report on Form 10-K for the period ended December 31, 2014 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Annual Report on Form 10-K for the period ended December 31, 2014.

Caesars Entertainment Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ENTERTAINMENT CORPORATION

Date:	March 2, 2015	By:	/S/ ERIC HESSION
Executive Vice President and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).